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Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Skeena Resources Limited

We consent to the use of our report dated March 31, 2022, on the consolidated financial statements of Skeena Resources Limited, which comprise the consolidated statement of financial position as at December 31, 2021, the related consolidated statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2021, and the related notes, which is included in this Annual Report on Form 40-F.

//s// KPMG LLP

Chartered Professional Accountants

March 31, 2022
Vancouver, Canada

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